ERG
GROUP

Your ref
Our ref CMP-0014-01

03 APR 10 AM 7:21

1 April 2003

03050138

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs ERG Ltd

Australian Stock Exchange Filing 82-2373

I enclose the following document lodged with the Australian Stock Exchange today:

- Covering letter from Peter J Fogarty (CEO) to the Australian Stock Exchange attaching an announcement headed "ERG Selected for Stockholm Transit Fare Collection Project".

Yours faithfully

Beth Jones

Clare Barrett-Lennard
Company Secretary

PROCESSED
APR 24 2003
THOMSON FINANCIAL

dlw 4/22

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr010403.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/04/2003

TIME: 12:03:41

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Selected for Stockholm Transit Fare Collection Project

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

01/04/2003 10:03

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 46812 as follows:
Release Time: 01-Apr-2003 12:03:35
ASX Code: ERG
File Name: 46812.pdf
Your Announcement Title: ERG Selected for Stockholm Transit Fare Collection Project



46812.pdf

FACSIMILE

The contents of this fax are confidential and may only be used or disclosed by the addressee.

Your ref
Our ref CMP-0014-01

Fax 1300 300 021
Pages 3

ERG GROUP

1 April 2003

Company Announcements Office
Australian Stock Exchange Limited
Level 4 Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sirs

Announcement - ERG Selected for Stockholm Transit Fare Collection Project

Attached please find a media release relating to the award to ERG of a new smart card project for Stockholm, Sweden valued at approximately A$58 million, comprising supply of A$49 million and maintenance of A$9 million.

The contract was awarded to ERG against competitors Schlumberger/Sema and Cubic.

The win in Stockholm strengthens ERG's position in Sweden where it has already won contracts in Varmland, and Gothenburg which is currently being upgraded to smart card.

The announcement of the contract in Stockholm follows recent contract awards in Seattle, Washington DC and Sydney. The total revenue from these new projects is approximately A$600 million of which more than half is recurring operating or maintenance revenue.

On Friday, 28 March 2003, the Company's listed noteholders approved the conversion of their notes to equity. It is now important that shareholders support the conversion of the notes to equity on 30 April 2003. In doing so, shareholders will support the strengthening of the Company's balance sheet and position the Group to continue its leadership in winning major transit smart card projects around the globe.

Yours faithfully

Peter J Fogarty
Chief Executive Officer

c:\temp\c.lotus.notes.data\asxltrstockholm10403.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

DATE 1 April 2003

CONTACT Shaun Duffy, General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

ERG Selected for Stockholm Transit Fare Collection Project

ERG Group today signed a contract with Stockholm's public transport authority, AB Storstockholms Lokaltrafik (SL), to implement a smart card based automated transit fare collection system throughout the city and county of Stockholm. The project, known as Resekortet (the Travel Card Project), will generate revenues in excess of A$49 million (SEK 250 million) plus maintenance to ERG over the term of the system implementation.

The contract involves the upgrade of the current magnetic ticketing system to ERG's faster, more efficient smart card platform. The contract provides for the integration using smart cards across SL's entire public transport network, comprising 150 rail and metro stations and more than 1,800 buses. ERG will install its central computer processing system to manage the smart card database, financial reconciliation and management reporting. The network currently handles over 2.4 million passenger trips a normal weekday and generates approximately A$690 million (SEK 3.5 billion) in ticketing revenue annually.

The project calls for the issue of 1 million smart cards within the next 2½ years. Work is expected to commence on the project by early April 2003, with revenues flowing from 1 April 2003. The new system is expected to be fully operational by the fourth quarter of 2005.

ERG's Executive Chairman of European Operations, Mr Franky Carbonez, said: "Our systems are already delivering efficiencies to the transport operators and easier journeys for commuters in Sweden's second largest city, Gothenburg, which ERG is currently upgrading to smart card. We now look forward to supplying the citizens of Sweden's capital city with our state-of-the-art technology.

"Stockholm joins a growing list of cities around the world that have selected ERG smart card technology and it further strengthens ERG's presence in Sweden and the rest of Scandinavia."

Implementing ERG's new system is a major step in SL's endeavours to give customers a higher quality of travel by providing them with a system that is quick, convenient and easily accessible, especially important in the heavily utilised Underground system. The ERG system will also be able to offer customers more purchasing opportunities with respect to both the place of purchase and, in the future, the type of tickets. The ERG system will also make it possible to introduce tickets and prices that can encourage new customers to travel by SL.

MEDIA RELEASE | ERG GROUP

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group



ERG Selected for Stockholm Transit Fare Collection Project

It is also envisaged that ERG's system will give SL greater insight into customer travel patterns and provide greater flexibility in the introduction of new fares and ticket types. SL placed a priority on a system that minimises the risks of ticket forgery.

"I am delighted that this project is now under way and that the citizens of Stockholm city and county will be provided with a state-of-the-art ticket system throughout all our various modes of transport," said Mr Gunnar Schön, Managing Director of SL. "Furthermore, the new system will also be an important cornerstone in establishing the Swedish transport smart card specification (the RKF specification) throughout all of Sweden's Public Transport Authorities. An equally important cornerstone will be the possibility to establish a seamless travel card system in the Mälardalen Region, the single biggest public transport network in Sweden covering 75% of all public transport in our country."

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 880 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.